Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, MD. November 13, 2008: Universal security Instruments, Inc. (AMEX: UUU) today announced its earnings for the second quarter ended September 30, 2008.

For the three months ended September 30, 2008, the Company reported net income of $4,091,214, or $1.64 per basic and diluted share, on net sales of $8,381,379 compared to net income of $318,130, or $0.13 per basic and diluted share, and net sales of $9,689,537 for the same period last year. Included in this year's results was a gain of $3,434,913 from discontinued operations primarily due to the abatement of debt to certain unsecured creditors from our Canadian operation, compared to a loss from our Canadian operations of $483,977 in the same quarter of last year.

For the six months ended September 30, 2008, sales were $14,574,180 versus $19,375,195 for the same period last year. The Company reported net income of $4,494,694, or $1.81 per basic and diluted share, compared to net earnings of $1,109,133, or $.45 per basic share ($.044 per diluted share). Included in the results of the current period was a gain from discontinued Canadian operation of $3,381,254. In the comparable period of last year, the Company recorded a loss of $900,775 from discontinued operations.

The Company reported that, as of today, it has purchased 11,500 shares of its common stock at an average cost of $4.34 per share and has Board approval to purchase an additional 88,500 shares under its current authorized stock buy-back.

"We are pleased with the improvement in UNIVERSAL’S results from continuing operations which increased to $656,301 from $457,139 in the June 30, 2008 quarter and increases the Company’s book value as of September 30, 2008 to $9.60 per share. Despite the depressed housing market, UNIVERSAL will remain focused on controlling expenses and increasing retail sales during this difficult time. Future sales to a large national home center will include two new products that began selling in October 2008,” said CEO, Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 39-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended September 30,
	2008	2007
Sales	$8,381,379	$9,689,537

Net income from continuing operations	656,301	802,107
Income per share from continuing operations:
Basic	0.26	0.32
Diluted	0.26	0.32

Gain (loss) from discontinued operations	3,434,913	(483,977)
Gain (loss) per share from discontinued operations:
Basic	1.38	(0.19)
Diluted	1.38	(0.19)

Net income:	4,091,214	318,130
Net income per share – basic	1.64	0.13
Net income per share – diluted	1.64	0.13
Weighted average number of common shares outstanding:
Basic	2,486,176	2,483,605
Diluted	2,486,176	2,515,513

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended September 30,
	2008	2007
Sales	$14,574,180	$19,375,195

Net income from continuing operations	1,113,440	2,009,908
Income per share from continuing operations:
Basic	0.45	0.81
Diluted	0.45	0.80

Gain (loss) from discontinued operations	3,381,254	(900,775)
Gain (loss) per share from discontinued operations:
Basic	1.36	(0.36)
Diluted	1.36	(0.36)

Net income:	4,494,694	1,109,133
Net income per share – basic	1.81	0.45
Net income per share – diluted	1.81	0.44
Weighted average number of common shares outstanding:
Basic	2,487,017	2,481,802
Diluted	2,487,017	2,523,316

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CONSOLIDATED BALANCE SHEETS

	September 30, 2008	March 31, 2008
ASSETS

Cash	$22,298	$3,863,784
Accounts receivable and amount due from factor	6,842,987	6,144,169
Inventory	8,684,870	5,357,488
Prepaid expenses	342,790	206,197
Current assets of discontinued operations	260,009	2,850,731

TOTAL CURRENT ASSETS	16,152,954	18,422,369

INVESTMENT IN HONG KONG JOINT VENTURE	10,662,922	9,986,579
PROPERTY, PLANT AND EQUIPMENT – NET	107,722	130,347
OTHER ASSETS AND DEFERRED TAX ASSET	2,699,454	1,929,622

TOTAL ASSETS	$29,623,052	$30,468,917

LIABILITIES AND SHAREHOLDERS’ EQUITY

Amount due to factor	$625,594	$-
Accounts payable and accrued expenses	3,761,988	2,465,292
Current liabilities of discontinued operations	260,009	7,823,450
Accrued liabilities	1,032,239	665,080

TOTAL CURRENT LIABILITIES	5,679,830	10,953,822

LONG TERM OBLIGATION	93,915	91,160

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,483,867 and 2,487,867 at September 30, 2008 and March 31, 2008	24,840	24,879
Additional paid-in capital	13,439,750	13,453,378
Retained earnings	10,384,717	5,890,023
Other comprehensive income	-	55,655

TOTAL SHAREHOLDERS’ EQUITY	23,849,307	19,423,935

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,623,052	$30,468,917